Mail Stop 3720

February 28, 2007

Mr. Roger D. Linquist
Chief Executive Officer
MetroPCS Communications, Inc.
8144 Walnut Hill Lane
Suite 800
Dallas, TX 75231-4388

   Re: MetroPCS Communications, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed February 13, 2007

     Amendment No. 2 to Registration Statement on Form S-1
     Filed February 28, 2007
     File No. 333-139793

     Amendment No. 1 to Registration Statement on Form 10
     Filed February 13, 2007
     File No: 0-50869

Dear Mr. Linquist:

  We have reviewed your filings and have the following comments. Please amend the registration statements in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form S-1

1. We note from the amendment filed on February 28, 2007 that you are seeking confidential treatment for certain exhibits. We will respond under cover of a separate letter to this request.

Risk Factors, page 13

The Department of Justice has informally requested information…., page 16

2.   Please expand the risk factor disclosure to clarify any recourse the DOJ may take
        based on the concerns they expressed over your use of the PCS spectrum subject
        to the consent decree. Please also include FAS 5 disclosure of any financial
        contingencies related to DOJ recourse related to the potential redeployment of
        EV-DO network assets in Note 11 on page F-67 or tell us why you believe such
        disclosure is not required.

We have identified material weaknesses in our internal control over financial reporting in
the past. page 23

3.   We note your response to prior comment 14 to our letter dated February 2, 2007
        regarding the need to disclose failures of your disclosure controls and procedures
        during the last 12 months. While it may be true that you did not become subject
        to the periodic filing requirements of the Securities Exchange Act of 1934
        pursuant to filing a Form 10 registration statement under Section 12 of the
        Exchange Act during 2006, the company should have registered its securities
        under Section 12 of the Exchange Act in early 2006 and therefore should have
        been subject to the reporting requirements under the Exchange Act. The
        company's failure to comply with the registration requirements and
        accompanying disclosure requirements of the Exchange Act is a failure in the
        company's disclosure controls and procedures. The appropriate risk factor should
        be expanded to address this point.

Despite current indebtedness levels, we will be able to incur substantially more debt.
page 26

4.   As noted in your response number 19 dated February 13, clarify that because your
        current operations are primarily conducted by MetroPCS Wireless and its
        subsidiaries, the restrictions on those entities' ability to incur additional
        indebtedness as set forth in the risk factor on page 26 could limit your operational
        flexibility despite the fact that similar restrictions do not apply directly to the
        company via its senior secured credit facility and the indenture governing its
        senior notes.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 50

5.   Refer to our previous comment 62. Please expand MD&A on page 55 to include
        the description of the methodologies and assumptions provided in the last
        paragraph of your response to comment 62.

6.   Refer to the table of awards granted under your Option Plans on page 56. Please expand the table to include options granted during the fourth quarter of 2006.

Liquidity and Capital Resources, page 83

7.   We note your belief that your existing cash, cash equivalents and short-term investments, proceeds from this offering, and your anticipated cash flows from operations will be sufficient to fully fund your projected operating and capital requirements for your existing business, currently planned expansion, planned enhancements of network capacity and upgrades for EVDO Revision A with VoIP, and service of your debt incurred in November 2006. Clarify the time frame over which these projected operating and capital requirements will be made, i.e., thru early 2009?

Financial Statements

Note 1 – Organization and Business Operations, page F-10

8.   Refer to your response to comment 53. We note that Royal is a variable interest entity and that you consolidate Royal based on being the primary beneficiary, as you will absorb all of Royal's losses. Please expand your disclosure in the notes to the financial statements to include the disclosures required pursuant to paragraph 23 of FIN 46R, if applicable

Financial Statements – September 30, 2006

Note 2 – Share Based Payments, page F-56

9.   Refer to your response to comment 57. Please tell us your basis in GAAP for not providing separate disclosures for stock options using variable plan accounting pursuant to the guidance in paragraphs 65 and A240 of FAS 123(R) or revise the disclosure in Note 2 to include all required disclosures.

10.   Please include the information provided in Annex C in response to comment 61 in your next correspondence submitted on EDGAR.

11.   Refer to your response to comment 64 regarding the rescission rights. Because the possible redemption of these shares and options is outside your control, we believe you should present common stock and options that may be subject to rescission rights separately from permanent equity. Please refer to the guidance in EITF Topic D-98 and note 18b to paragraph 32 of SFAS 123(R).

<u>Form 10</u>

12. Please amend your Form 10 to comply with the above comments.

* * * * *

       Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director

cc: *Via Facsimile: (214) 661-4735*
        Andrew M. Baker, Esq.
        Baker Botts L.L.P.